Exhibit 12.1
THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Quarter Ended		Fiscal Year Ended
	Jan. 2, 2016	Dec. 27, 2014	2015	2014	2013	2012	2011
EARNINGS
Income from continuing operations before income taxes	$4,358	$3,362	$13,868	$12,246	$9,620	$9,260	$8,043
Equity in the income of investees	(474)	(212)	(814)	(854)	(688)	(627)	(585)
Cash distributions received from equity investees	206	197	752	718	694	663	608
Interest expense, amortization of debt discounts and premiums on all indebtedness and amortization of capitalized interest	86	85	325	360	415	525	497
Imputed interest on operating leases (1)	72	72	286	294	292	288	273
TOTAL EARNINGS	$4,248	$3,504	$14,417	$12,764	$10,333	$10,109	$8,836

FIXED CHARGES
Interest expense and amortization of debt discounts and premiums on all indebtedness	$66	$69	$265	$294	$349	$472	$435
Capitalized interest	34	20	68	73	77	92	91
Imputed interest on operating leases (1)	72	72	286	294	292	288	273
TOTAL FIXED CHARGES	$172	$161	$619	$661	$718	$852	$799
RATIO OF EARNINGS TO FIXED CHARGES (2)	24.7	21.8	23.3	19.3	14.4	11.9	11.1

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense.